AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1998
                                                    REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                COACH USA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                            76-0496471
   (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)           IDENTIFICATION NUMBER)

                           ONE RIVERWAY -- SUITE 500
                              HOUSTON, TEXAS 77056
                                 (888) COACH-US
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              RICHARD H. KRISTINIK
                            CHIEF EXECUTIVE OFFICER
                                COACH USA, INC.
                            ONE RIVERWAY--SUITE 500
                              HOUSTON, TEXAS 77056
                                 (888) COACH-US
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

           DAVID P. OELMAN                 RICHARD C. TILGHMAN, JR.
       ANDREWS & KURTH L.L.P.               PIPER & MARBURY L.L.P.
       600 TRAVIS, SUITE 4200               36 SOUTH CHARLES STREET
        HOUSTON, TEXAS 77002               BALTIMORE, MARYLAND 21201
           (713) 220-4200                       (410) 539-2530

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
    As soon as practicable following the effectiveness of this Registration
                                   Statement.
                            ------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

                                REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF         AGGREGATE OFFERING        AMOUNT OF
     SECURITIES TO BE REGISTERED           PRICE(1)          REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, $.01 par value.....        $209,587,500            $61,828
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Calculated in accordance with Rule 457(o) under the Securities Act of 1933, based on the average of the high and low prices of the Common Stock on the New York Stock Exchange on April 17, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                                                           SUBJECT TO COMPLETION
                                                                  APRIL 21, 1998

                                4,000,000 SHARES
                                     [LOGO]

                                  COMMON STOCK

                               ------------------

     Of the 4,000,000 shares of Common Stock ("Common Stock") offered hereby, 2,000,000 are being sold by Coach USA, Inc. ("Coach" or the "Company") and 2,000,000 are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "CUI." On April 20, 1998, the last reported sale price of the Common Stock was $47.00 per share. See "Price Range of Common Stock."

                               ------------------

     THE COMMON STOCK OFFERED HEREBY INVOLVES A SIGNIFICANT DEGREE OF RISK.
                   SEE "RISK FACTORS" COMMENCING ON PAGE 7.

                               ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON
                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                  REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                       PRICE            UNDERWRITING               PROCEEDS
                        TO              DISCOUNTS AND                 TO
                      PUBLIC           COMMISSIONS(1)             COMPANY(1)
--------------------------------------------------------------------------------
Per Share...  $                    $                        $
--------------------------------------------------------------------------------
Total(2)....  $                    $                        $
--------------------------------------------------------------------------------


                             PROCEEDS TO
                              SELLING
                            STOCKHOLDERS
----------------------------------------
Per Share............  $
----------------------------------------

Total(2).............  $
----------------------------------------


(1) Before deducting estimated expenses of $500,000, all of which will be paid by the Company.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."

                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of BT Alex. Brown, Baltimore, Maryland, on or about                   , 1998.

BT ALEX. BROWN
             DONALDSON, LUFKIN & JENRETTE
                     SECURITIES  CORPORATION
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

         THE DATE OF THIS PROSPECTUS IS                         , 1998.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"), are incorporated herein by reference:

          (i) the financial statements of Kerrville Bus Company, Inc. contained in the Company's Current Report on Form 8-K, dated August 8, 1997;

          (ii) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

          (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-12939) filed with the Commission on April 29, 1997 pursuant to Section 12 of the Exchange Act.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering of the Offered Shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents, including exhibits to such documents incorporated herein by reference. Requests should be made to: Coach USA, Inc., One Riverway, Suite 500, Houston, Texas 77056, Attention: Corporate Secretary; telephone 1-888-COACH-US.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including documents incorporated herein by reference, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act") and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: the Company's limited combined operating history; risks related to the Company's acquisition strategy; capital availability and risks related to acquisition financing; effects of leverage; substantial seasonality of the motorcoach business; fuel prices and taxes; insurance costs and claims; capital requirements; substantial competition; labor relations; government funded contracts; significant regulation; potential exposure to environmental liabilities; reliance on key personnel; potential effect of shares eligible for future sale on the price of Common Stock; and the anti-takeover effect of certain charter provisions. These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE COMMON STOCK OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE PRO FORMA FINANCIAL DATA AND HISTORICAL FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                  THE COMPANY

     The Company is the largest provider of motorcoach charter, tour and sightseeing services and one of the largest non-municipal providers of commuter and transit motorcoach services in the United States. The Company also provides airport ground transportation, paratransit and other related passenger ground transportation services. The Company operates in 24 states and Canada and owns approximately 7,000 motorcoaches, taxicabs, executive sedans and other vehicles which transported passengers across more than 220 million miles in 1997. The Company believes that it has one of the most modern fleets in the industry, having purchased more than half of its vehicles within the last three years. The charter and tour fleet features luxury, European style motorcoaches with plush seats, televisions, VCRs and other amenities. The Company's taxicab and executive sedan services include dispatching and vehicle sales, leasing and financing for more than 2,500 vehicles owned primarily by independent contractor drivers.

     Coach was founded in September 1995 to create a nationwide provider of motorcoach and other ground transportation services. Through the end of 1997, the Company has acquired 48 motorcoach businesses and three taxicab and executive sedan businesses. Subsequent to year-end and through March 31, 1998, the Company completed the acquisition of 10 additional motorcoach businesses and one additional taxicab service business.

     The motorcoach industry is highly fragmented, with approximately 5,000 motorcoach operators that collectively generated more than $20 billion in revenues in 1997. In the United States, the motorcoach industry can be broadly divided into three types of services: (i) recreation and excursion (charter, tour and sightseeing); (ii) commuter and transit; and (iii) regularly scheduled intercity services. The Company operates primarily in the first two categories, which collectively generated more than $19 billion in revenues in 1997. The Company believes the taxicab services industry is similarly fragmented and generated more than $5 billion in revenues in 1997. Coach believes there will be increasing demand for recreation and excursion services, commuter and transit motorcoach services and airport related services for a broad range of customers based on a number of factors, including the growing travel and tourism industry, privatization and outsourcing by governmental and corporate entities, expanding metropolitan areas and continued airport congestion.

BUSINESS STRATEGY

     The Company's objective is to be the largest provider of regional and local motorcoach and passenger ground transportation services in the United States. Management plans to achieve this goal by:

         o EXPANDING THROUGH ACQUISITIONS. The Company intends to continue to pursue an aggressive acquisition strategy to enhance its position in its current markets and to acquire operations in new markets.

         o ACCELERATING INTERNAL GROWTH. The Company believes internal growth can be accelerated by coordinating its sales and marketing programs among its operating subsidiaries, pursuing advertising opportunities, capitalizing on privatization and outsourcing arrangements and offering a full range of services in each region. See " -- Recent Developments."

         o CAPITALIZING ON ECONOMIES OF SCALE. Since the Company's initial public offering, its operating costs as a percentage of revenues have declined by approximately seven percent through cost savings in such areas as equipment and parts, tires, insurance and financing. The Company intends to continue to further centralize administrative functions in order to increase operating efficiencies. For example, the Company has reduced costs associated with redundant facilities through the consolidation of operations in a number of its markets, including Houston, Philadelphia, Atlantic City and Las Vegas.

RECENT DEVELOPMENTS

     ADVERTISING AGREEMENT. In April 1998, the Company entered into an advertising concession agreement with Transportation Displays Incorporated ("TDI"), an affiliate of Columbia Broadcasting System. Under the agreement, TDI is responsible for obtaining advertising clients, creating advertising materials and installing advertisements on vehicles, with the Company receiving a percentage of the net advertising revenues. The agreement's initial five year term gives TDI the right to sell, lease and service all advertising space, displays, signs and other advertising media on the Company's entire fleet. The Company believes that full and partial "wrapping" of vehicles represents the greatest advertising opportunity. Vehicle "wrapping" refers to covering a substantial portion of motorcoaches or vans with advertising.

     ACQUISITIONS. In the first quarter of 1998, the Company acquired ten additional motorcoach businesses and one additional taxicab service business. Since its initial public offering in May 1996 (the "Initial Public Offering") and through March 31, 1998, the Company has acquired 58 motorcoach businesses and four taxicab and executive sedan businesses.

                                  THE OFFERING

Common Stock offered by the Company............................... 2,000,000 shares
Common Stock offered by the Selling Stockholders.................. 2,000,000 shares
Common Stock to be outstanding after this offering................ 24,763,313 shares(1)
Use of proceeds................................................... Reduction of indebtedness under the
                                                                  Company's revolving credit facility.
NYSE Symbol....................................................... CUI

------------

(1) Includes (i) 60,000 shares of Common Stock underlying outstanding options, which will be exercised and sold in this offering and (ii) 612,341 shares of Common Stock to be issued upon conversion of approximately $21.2 million of convertible subordinated notes issued in connection with certain acquisitions (the "Convertible Subordinated Notes"), which shares will also be sold in this offering. Excludes (i) 3,024,158 shares of Common Stock issuable upon the exercise of stock options outstanding as of March 31, 1998, of which options to purchase 348,594 shares of Common Stock are currently exercisable, (ii) 100,000 shares of Common Stock issuable upon the exercise of warrants outstanding and exercisable as of March 31, 1998 and
    (iii) 1,045,835 shares of Common Stock issuable upon the conversion of approximately $39 million of Convertible Subordinated Notes. See "Risk Factors -- Potential Effect of Shares Eligible for Future Sale."

                        SUMMARY PRO FORMA FINANCIAL DATA

     Coach acquired, simultaneously with the closing of the Initial Public Offering, the six founding companies the ("Founding Companies"). During the remainder of 1996 and through 1997, the Company completed 45 acquisitions, 19 of which were accounted for as poolings-of-interests (the "Pooled Companies"), three of which were accounted for as immaterial poolings-of-interests (the "Immaterial Pooled Companies") and 23 of which were accounted for as purchases (the "Purchased Companies"). The Pro Forma Statement of Income Data Including Compensation Differential and Other Adjustments below include historical financial statement data of the Founding Companies at historical cost, the Company (including the Pooled Companies) for all periods presented, the Immaterial Pooled Companies from the beginning of the quarter in which they were acquired, and the Purchased Companies since the date of their respective acquisitions. In addition, the data below give effect to (i) certain reductions in salaries and benefits to the former owners of the Founding Companies and the Pooled Companies, which were agreed to in connection with the mergers of the Founding Companies and the acquisition of the Pooled Companies, as well as a non-recurring, non-cash charge recorded by the Company (collectively, the "Compensation Differential"); (ii) certain tax adjustments related to the taxation of certain Founding Companies and Pooled Companies as S Corporations prior to their acquisition; (iii) the tax impact of the Compensation Differential in each period; (iv) for 1995 and 1996, the conversion of debt to equity at one of the Pooled Companies; and (v) the elimination of non-recurring pooling costs associated with the 1996 and 1997 Pooled Companies. The Pro Forma for Purchased Companies data below give effect to all items above and to the acquisitions of the Purchased Companies as if those acquisitions occurred on January 1, 1996, including the pro forma effect of (i) the Compensation Differential of the Purchased Companies; (ii) the amortization of goodwill;
(iii) interest expense attributable to Convertible Subordinated Notes issued in connection with the purchases; (iv) interest expense on the 9 3/8% Senior Subordinated Notes, due 2007 and related amortization of deferred financing costs; and (v) income tax adjustments attributable to the above adjustments and certain preacquisition earnings of the Purchased Companies previously taxed at rates other than statutory rates.

                                                      YEAR ENDED DECEMBER 31,
                                       -----------------------------------------------------
                                         1993       1994       1995       1996       1997
                                       ---------  ---------  ---------  ---------  ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA STATEMENT OF INCOME DATA
  INCLUDING COMPENSATION DIFFERENTIAL
  AND OTHER ADJUSTMENTS:
    Total revenues...................  $ 281,872  $ 282,397  $ 316,275  $ 370,781  $ 542,790
    Operating expenses...............    226,471    221,839    241,103    281,924    398,945
    Gross profit.....................     55,401     60,558     75,172     88,857    143,845
    General and administrative
      expenses.......................     33,193     37,253     40,527     41,365     62,029
    Operating income.................     22,208     23,305     34,645     47,492     81,816
    Income before extraordinary
      items..........................      7,108      7,961     13,494     20,461     35,682
    Extraordinary items..............      1,191     --         --          2,648       (929)
    Net income.......................      8,299      7,961     13,494     23,109     34,753
    Basic earnings per share:
         Income before extraordinary
           items.....................                                        1.13       1.67
         Net income..................                                        1.27       1.62
         Weighted average shares.....                                      18,152     21,412
    Diluted earnings per share:
         Income before extraordinary
           items.....................                                        1.12       1.61
         Net income..................                                        1.26       1.57
         Weighted average shares.....                                      18,543     22,954
PRO FORMA FOR PURCHASED COMPANIES:
    Total revenues...................                                     571,060    615,770
    Operating expenses...............                                     430,978    452,918
    Gross profit.....................                                     140,082    162,852
    General and administrative
      expenses.......................                                      71,140     75,641
    Operating income.................                                      68,942     87,211
    Income before extraordinary items
      (1)............................                                      22,679     35,633

                                           DECEMBER 31, 1997
                                       --------------------------
                                        ACTUAL     AS ADJUSTED(2)
                                       ---------   --------------
BALANCE SHEET DATA (AT END OF
  PERIOD):
    Working capital (deficit)........  $  (5,311)     $ (5,311)
    Total assets.....................    665,870       665,870
    Total debt, including current
     portion(3)......................    320,764       230,560
    Stockholders' equity.............    160,555       271,924

------------

(1) Excludes the effect of this offering, which includes an increase in income before extraordinary items of approximately $4,351,000, representing the reduction in interest expense, net of income taxes, incurred on (i) the portion of the Company's $380 million revolving credit facility (the
    "Credit Facility") to be repaid with the net proceeds of this offering and
    (ii) $21.2 million of the Convertible Subordinated Notes to be converted into 612,341 shares of Common Stock and sold in this offering. Weighted average shares outstanding will be increased by 2,672,341, representing the 2,000,000 shares to be sold by the Company in this offering, the 612,341 shares issued as a result of the conversion of a portion of the Convertible Subordinated Notes and 60,000 shares attributed to the exercise of options in connection with this offering. Accordingly, pro forma income per share before extraordinary items after giving effect to this offering would be $1.64 per share-basic, and $1.60 per share-diluted, compared to Pro Forma for Purchased Companies income per share before extraordinary items of $1.64 per share-basic, and $1.57 per share-diluted.

(2) Adjusted to reflect the conversion of $21.2 million of Convertible Subordinated Notes into 612,341 shares of Common Stock, the issuance of 60,000 shares of Common Stock for $840,000 attributed to the exercise of options in connection with this offering, the issuance and sale of 2,000,000 shares of Common Stock offered hereby by the Company (at an assumed offering price of $ 47.00 per share) and application of the estimated net proceeds therefrom as described in "Use of Proceeds."

(3) Does not include $52.3 million of outstanding Convertible Subordinated Notes outstanding as of December 31, 1997.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMPANY'S COMMON STOCK INVOLVES A SIGNIFICANT DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, IN ADDITION TO OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK.

LIMITED COMBINED OPERATING HISTORY

     The Company was founded in September 1995 but conducted no operations and generated no revenues prior to the closing of the Initial Public Offering. Prior to their acquisition by the Company, the Founding Companies and all subsequent acquisitions operated as separate independent entities, and there can be no assurance that the Company will be able to continue to successfully integrate the operations of the acquired businesses or institute the necessary Company-wide systems and procedures to successfully manage the combined enterprise on a profitable basis. The Company's management team has only worked together for approximately two years, and there can be no assurance that the management group will be able to effectively manage acquired operations or effectively implement the Company's internal growth strategy and acquisition program over a longer period of time. The historical financial results of the Company, the Founding Companies and the subsequent acquisitions cover periods when the Company, the Founding Companies and the subsequent acquisitions were not under common control or management and, therefore, may not be indicative of the Company's future financial or operating results. The inability of the Company to continue to successfully integrate acquired operations would have a material adverse effect on the Company's business, financial condition and results of operations and would make it unlikely that the Company's acquisition program would continue to be successful.

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

     The Company intends to continue to grow primarily through the acquisition of additional motorcoach and other passenger ground transportation businesses. Increased competition for acquisition candidates has begun to develop, which may result in fewer acquisition opportunities available to the Company as well as higher acquisition prices. There can be no assurance that the Company will be able to continue to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that businesses acquired in the future will achieve anticipated revenues and earnings.

CAPITAL AVAILABILITY; RISKS RELATED TO ACQUISITION FINANCING

     The Company expects to finance future acquisitions primarily through borrowings under its Credit Facility or other debt instruments and, to a lesser extent, by issuing shares of its Common Stock for all or a portion of the consideration to be paid. The Company's Credit Facility provides for aggregate credit capacity of $380 million and contains various restrictive covenants which could limit the Company's ability to borrow. There can be no assurance that the Company will be able to obtain all of the financing it will need in the future on terms the Company deems acceptable. In addition, in the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company's ability to issue Common Stock as acquisition consideration may be limited.

EFFECTS OF LEVERAGE

     The Company is highly leveraged. See "Capitalization." The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness or to fund planned capital expenditures or future acquisitions will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the Credit Facility in amounts sufficient to enable the Company to service its indebtedness, make anticipated capital expenditures or fund future acquisitions. In addition, there can be no assurance that the Company will be able to effect any refinancing on commercially reasonable terms or at all.

SUBSTANTIAL SEASONALITY OF THE MOTORCOACH BUSINESS

     The motorcoach business is subject to seasonal variations in operations. During the winter months, operating costs are higher due to the cold weather, and demand for motorcoach services is lower, particularly because of a decline in tourism. As a result, the Company's revenues and results of operations are lower in the first and fourth quarters than in the second and third quarters of each year.

FUEL PRICES AND TAXES

     Fuel is a significant operating expense of the Company. Fuel prices are subject to sudden increases as a result of variations in supply levels demand. While the Company attempts to hedge against such fluctuations, any sustained increase in fuel prices could adversely affect the Company's results of operations unless it were able to increase prices. From time to time, there are efforts at the Federal or state level to increase fuel or highway use taxes, which, if enacted, also could adversely affect the Company's results of operations.

INSURANCE COSTS; CLAIMS

     The Company's cost of maintaining personal injury, property damage and workers' compensation insurance is significant. The Company could experience higher insurance premiums as a result of adverse claims experience or general increases in premiums by insurance carriers for reasons unrelated to the Company's own claims experience. As an operator of motorcoaches and other vehicles, the Company is exposed to claims for personal injury or death and property damage as a result of accidents. The Company is self-insured for the first $100,000 of losses per incident involving a motorcoach and is self-insured for the first $250,000 of losses per incident involving a taxicab. If the Company were to experience a significant increase in the number of claims for which it is self-insured or claims in excess of its insurance limits, its results of operations and financial condition would be adversely affected.

CAPITAL REQUIREMENTS

     The Company's operations require significant capital in order to maintain a modern fleet of motorcoaches and to achieve internal growth. The Company has historically financed the acquisition of new motorcoaches with debt financing. A new motorcoach costs more than $300,000, and there can be no assurance that adequate financing will be available in the future on terms favorable to the Company to enable the Company to efficiently maintain operations and implement any expansion of service through a larger fleet. In addition, as motorcoaches age, they require increasing amounts of maintenance and, therefore, are more expensive to operate. The Company's inability to obtain, or a material delay in obtaining, the financing necessary to acquire replacement motorcoaches as needed would have an adverse effect on the Company's results of operations due to higher operating costs associated with operating an aging fleet.

SUBSTANTIAL COMPETITION

     The motorcoach and ground transportation industry is highly competitive, fragmented and subject to rapid change, particularly with regard to recreational and excursion services and commuter and transit services. There are other companies that provide these services, a number of which are as large or larger than the Company on a regional basis, and many other smaller companies which focus on local or regional markets. Many of the larger competitors operate in several of the Company's existing or target markets, and others may choose to enter those markets in the future. As a result of these factors, the Company may lose customers or have difficulty in acquiring new customers. In addition, most commuter and transit contracts are awarded in a competitive bid process, and there can be no assurance that the Company will be awarded any additional contracts or that any existing contracts will be renewed.

LABOR RELATIONS

     As of December 31, 1997, the Company had approximately 10,600 employees, of whom approximately 6,700 were motorcoach drivers and approximately 1,500 were maintenance personnel. Approximately 3,300 of the Company's motorcoach drivers and maintenance personnel are members of various labor unions. The Company's inability to negotiate acceptable contracts with its existing union employees as existing agreements expire could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If a significant number of non-unionized employees were to seek to become unionized, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have a material adverse effect on the Company's business and results of operations.

GOVERNMENT FUNDED CONTRACTS

     Payments to the Company under a number of its commuter and transit contracts are funded through Federal or state subsidy programs, and without these subsidies, the state or local transit authority may be unwilling to continue these contracts, which would result in lost revenues to the Company. In addition, many of the motorcoaches provided at nominal rent to the Company under these contracts are purchased with funds provided by Federal programs. If funding for these Federal programs were curtailed, the Company would be required to operate existing motorcoaches longer than economically practicable or be forced to acquire replacement equipment.

SIGNIFICANT REGULATION

     As a result of the enactment of the ICC Termination Act of 1995, interstate motorcoach operations previously regulated by the Interstate Commerce Commission became subject, as of January 1, 1996, to regulatory requirements administered by the Federal Highway Administration (the "FHWA") and the Surface Transportation Board (the "STB"), both units of the United States Department of Transportation. Motorcoach operators subject to FHWA are required to be registered with the FHWA and to maintain minimum amounts of insurance. The STB must exempt or approve any consolidation or merger of two or more regulated interstate motorcoach operators or the acquisition of one such operator by another and has the authority to consider the antitrust implications of any proposed acquisition. The STB exempted from regulatory approval requirements each of the acquisition transactions involving federally-regulated interstate motorcoach operators entered into by the Company through September 1997 under the previously used exemption process. In November 1997, at the suggestion of the STB, the Company shifted from the exemption process to an approval process. The Company has received approval for acquisition transactions through November 1997. The Company currently has twelve acquisitions awaiting approval by the STB, and all future acquisitions of other regulated interstate motorcoach operators must be individually approved by the STB. There can be no assurance that the Company will be able to obtain any such approvals or that the STB will not materially delay any proposed acquisition. Motorcoach operators are also subject to extensive safety requirements and requirements imposed by environmental laws, workplace safety and anti-discrimination laws, including the Americans with Disabilities Act ("ADA"). Safety, environmental and vehicle accessibility requirements for motorcoach operators have increased in recent years, and this trend could continue. In March 1998, the U.S. Department of Transportation proposed additional rules governing compliance by motorcoach operators with the ADA, which, if adopted, may result in additional costs to the Company. The FHWA and state regulatory agencies have broad power to suspend, amend or revoke the Company's operating authorizations for failure to comply with statutory requirements, including safety and insurance requirements. Many states require motorcoach operators to obtain authority to operate over certain specified intrastate routes, and, in some instances, such authority cannot be obtained if another operator already has obtained authority to operate on that route. As a result, there may be regulatory constraints on the expansion of the Company's operations in these states. Furthermore, the Company currently has a competitive advantage with respect to certain of its existing route authorities as a result of this regulatory posture. Therefore, if New Jersey or another highly regulated state in which the Company has operations were to reduce the level of regulation, the Company's competitive advantage arising from such regulation could be lost. Similarly, the Company's taxicab service operations are regulated primarily at the local municipality level. Local taxicab service regulations focus on the entry of new operators into the marketplace and the aggregate number of vehicles granted authority to operate, as well as the fares that can be charged for providing transportation services via taxicabs. These regulations may limit the Company's ability to expand the size of its taxicab fleet or prevent fares from increasing in response to rising operating costs.

POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES

     The Company's operations are subject to various environmental laws and regulations, including those dealing with air emissions, water discharges and the storage, handling and disposal of petroleum and hazardous substances. The motorcoach and ground transportation services industry may in the future become subject to stricter regulations. There have been spills and releases of hazardous substances, including petroleum and petroleum related products, at several of the Company's operating facilities in the past. As a result of past and future operations at these facilities, the Company may be required to incur remediation costs and may be subject to penalties. In addition, although the Company intends to conduct appropriate environmental due diligence in connection with future acquisitions, there can be no assurance that the Company will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business.

RELIANCE ON KEY PERSONNEL

     The Company's continued success depends on the efforts of its executive officers and the senior management of the operating subsidiaries. Furthermore, the Company will likely be dependent on the senior management of any businesses acquired in the future. If any of these persons becomes unable to continue in his or her present role, or if the Company is unable to attract and retain other qualified employees, the Company's business or prospects could be adversely affected. Although the Company or an operating subsidiary has entered into an employment agreement with each of the Company's executive officers and key managers, there can be no assurance that any individual will continue in his or her present capacity with the Company or operating subsidiary for any particular period of time.

POTENTIAL EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the Common Stock may be adversely affected by the sale, or availability for sale, of substantial amounts of the Common Stock in the public market. After giving effect to this offering, the Company expects to have approximately 24.8 million shares of Common Stock outstanding. Of these shares, approximately 17.8 million are freely tradeable. The majority of the remaining 6.9 million shares are eligible for resale pursuant to Rule 144 and Rule 145 of the Securities Act and are owned by the Company's officers, directors and former owners of acquired businesses. The Company, its executive officers, its directors, and the Selling Stockholders, holding in the aggregate approximately 2.4 million shares of Common Stock following completion of this offering, have agreed that until 180 days after the date of this Prospectus, they will not, without the prior written consent of BT Alex. Brown Incorporated, directly or indirectly offer, sell or otherwise dispose of any shares of Common Stock, any shares of Common Stock issuable upon exercise of options, rights or warrants or any securities convertible into Common Stock. See "Underwriting."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     The Board of Directors of the Company is empowered to issue preferred stock in one or more series without stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides for a classified Board of Directors, which may also have the effect of inhibiting or delaying a change in control of the Company. Certain provisions of the Delaware General Corporation Law may also discourage takeover attempts that have not been approved by the Board of Directors.

                                    BUSINESS

INTRODUCTION

     The Company is the largest provider of motorcoach charter, tour and sightseeing services and one of the largest non-municipal providers of commuter and transit motorcoach services in the United States. The Company also provides airport ground transportation, paratransit and other related passenger ground transportation services. The Company operates in 24 states and Canada and owns approximately 7,000 motorcoaches, taxicabs, executive sedans and other vehicles which transported passengers across more than 220 million miles in 1997. The Company believes that it has one of the most modern fleets in the industry, having purchased more than half of its vehicles within the last three years. The charter and tour fleet features luxury, European style motorcoaches with plush seats, televisions, VCRs and other amenities. The Company's taxicab and executive sedan services include dispatching and vehicle sales, leasing and financing for more than 2,500 vehicles owned primarily by independent contractor drivers.

     Coach was founded in September 1995 to create a nationwide provider of motorcoach and other ground transportation services. Through the end of 1997, the Company has acquired 48 motorcoach businesses and three taxicab and executive sedan businesses. Subsequent to year-end and through March 31, 1998, the Company completed the acquisition of 10 additional motorcoach businesses and one additional taxicab service business.

     The motorcoach industry is highly fragmented, with approximately 5,000 motorcoach operators that collectively generated more than $20 billion in revenues in 1997. In the United States the motorcoach industry can be broadly divided into three types of services: (i) recreation and excursion (charter, tour and sightseeing); (ii) commuter and transit; and (iii) regularly scheduled intercity services. The Company operates primarily in the first two categories, which collectively generated more than $19 billion in revenues in 1997. The Company believes the taxicab services industry is similarly fragmented and generated more than $5 billion in revenues in 1997. Coach believes there will be increasing demand for recreation and excursion services, commuter and transit motorcoach services and airport related services for a broad range of customers based on a number of factors, including the growing travel and tourism industry, privatization and outsourcing by governmental and corporate entities, expanding metropolitan areas and continued airport congestion.

BUSINESS STRATEGY

     The Company's objective is to be the largest provider of regional and local motorcoach and passenger ground transportation services in the United States. Management plans to achieve this goal by:

     EXPANDING THROUGH ACQUISITIONS. The Company intends to continue to pursue an aggressive acquisition strategy by:

          ENTERING NEW GEOGRAPHIC MARKETS. The Company intends to expand into geographic markets it does not currently serve by acquiring well-established motorcoach and other passenger ground transportation service providers that are leaders in their regional markets.

          EXPANDING EXISTING MARKETS. The Company also plans to acquire additional motorcoach and other passenger ground transportation service providers in many of the markets in which it operates, including acquisitions that either broaden the range of services provided by the Company in that market or expand the geographic scope of the Company's operations in that market, as well as tuck-in acquisitions of smaller operations. The Company believes that tuck-in acquisitions increase operating efficiencies without a proportionate increase in administrative costs and, in some instances, broaden the Company's range of services.

     ACCELERATING INTERNAL GROWTH. The Company believes internal growth can be accelerated by:

          COORDINATING SALES AND MARKETING PROGRAMS. The Company has begun to establish a focused effort to coordinate, when appropriate, sales and marketing programs among its operating subsidiaries as a means to expand their recreational and excursion business. The operating subsidiaries will continue to target travel and tour companies, national and international travel agencies and convention organizers, as well as organizations such as AAA, AARP and professional and amateur athletic teams, in order to expand services to larger users of their services. Over the past two years, the Company has devoted significant time and effort to develop recognition of the COACH USA name nationally by uniformly presenting the Company's name and logo on all newly acquired vehicles. In addition, the Company has provided transportation services to a number of major sporting events, including the Super Bowl and Rose Bowl, providing significant national exposure to the COACH USA name.

          PURSUING ADVERTISING OPPORTUNITIES. The Company has recently entered into an agreement with TDI, under which TDI is responsible for obtaining advertising clients, creating advertising materials and installing advertisements on vehicles, with the Company receiving a percentage of net advertising revenues. The Company intends to pursue this and other advertising opportunities in the future.

          CAPITALIZING ON PRIVATIZATION AND OUTSOURCING. The Company believes that the trend toward privatization and outsourcing will accelerate, as more transit authorities, colleges and other institutions, and businesses such as hotels, casinos, and rental car agencies that operate their own fleets decide to privatize or outsource non-core operations. In 1997, the Company entered into a multi-year privatization contract for transit services with the City of Seattle which is expected to generate up to $32 million in revenues over the five-year life of the contract, and a multi-year privatization contract for transit services with the City of Los Angeles which is expected to generate up to $44 million in revenues over the five-year life of the contract. Also in 1997, the Company entered into agreements to provide shuttle services to employees of Continental Airlines at its Newark airport hub and to passengers of Norwegian Cruise Lines in Miami.

          OFFERING A FULL RANGE OF SERVICES IN EACH REGION. The Company intends to accelerate growth in each of its regions by adding complementary services, as appropriate, including motorcoach charter, tour and sightseeing, commuter and transit, airport ground transportation, paratransit and taxicab services. Many of the acquired companies do not offer all of such services, and the Company believes they will benefit from the expertise of affiliated operations.

     CAPITALIZING ON ECONOMIES OF SCALE. The Company intends to continue to capitalize on economies of scale by:

          CENTRALIZING ADMINISTRATIVE FUNCTIONS. The Company believes that it will continue to have greater purchasing power, resulting in further cost savings in such areas as equipment and parts, tires, insurance and financing. The Company has begun to realize cost savings through the consolidation of administrative functions such as employee benefits, safety and maintenance programs and risk management.

          INCREASING OPERATING EFFICIENCIES. The Company has begun to consolidate certain operations and eliminate redundant facilities and redeploy equipment through coordination among the various operating subsidiaries. For example, the Company has consolidated operations in a number of its markets, including Houston, Philadelphia, Atlantic City and Las Vegas. The Company believes that there will continue to be opportunities to eliminate redundant facilities as well as to redeploy equipment. Additionally, the Company expects to continue to benefit from cross-marketing and increased equipment utilization that has occurred among the various operating locations of the Company.

INDUSTRY OVERVIEW

     The motorcoach industry is highly fragmented with approximately 5,000 motorcoach operators which collectively generated more than $20 billion in revenues in 1997. The motorcoach industry in the United States can be broadly divided into three types of services: (i) recreation and excursion (charter, tour and sightseeing); (ii) commuter and transit; and (iii) regularly scheduled intercity services. The Company operates primarily in the first two categories, which collectively generated more than $19 billion in revenues in 1997. The Company believes the taxicab services industry is similarly fragmented and generated more than $5 billion in revenues in 1997.

     The Company believes that there will be increasing demand for recreation and excursion services, commuter and transit motorcoach services and airport related services for a broad range of customers based on a number of factors, including:

     GROWING TRAVEL AND TOURISM INDUSTRY. Travel and tourism continues to grow in North America. Nationwide charter users include such large organizations as AAA, AARP and convention organizers, whose members are potential users of motorcoach services. As the population of the United States continues to age, the Company believes more people will find motorcoach touring an attractive, low cost alternative to travel by automobile. In addition, the Company has targeted the increasing number of foreign tourists traveling in the United States who view motorcoach touring as a desirable method of travel.

     PRIVATIZATION. The Company expects state and local governments to accelerate their efforts to privatize capital intensive operations, such as commuter and transit services, and ancillary services, such as paratransit services required under the ADA. The Company believes that this acceleration will result primarily from a decrease in federal funds available to subsidize operations and the increasing capital cost of acquiring equipment.

     OUTSOURCING. Many hotels, casinos, rental car companies, colleges and other institutions operate large motorcoach fleets and other high occupancy vehicles. These entities are increasingly seeking to outsource these non-core activities as a means to better manage their capital and operating resources and to improve their profits.

     EXPANDING METROPOLITAN AREAS. Metropolitan areas are continuing to expand geographically and in population. As a result, state and local governments face increasing automobile traffic congestion, deteriorating infrastructures and a continuing migration of offices and commuters to suburban locations. These trends should increase the Company's opportunities to provide motorcoach commuter and transit services. The Company believes that the fuel and emissions efficiency, flexibility and low capital cost of motorcoaches and other high occupancy vehicles will make them increasingly viable alternatives to the high cost of widening existing roads or establishing or expanding other transit and commuter systems, such as subways and commuter trains.

     INCREASING AIRPORT CONGESTION. The number of passengers served by the current United States airport system is estimated to increase by as much as 25% over the next five years. Currently, there is no coordinated effort to provide seamless transportation between planes and motorcoaches or other modes of ground transportation, and many passengers continue to use private automobiles for local or regional travel to and from airports. The Company believes that motorcoaches, vans and other high occupancy vehicles can alleviate airport congestion and address the shortage of convenient parking at many airports. In addition, taxicab and executive sedan services are an integral part of passenger ground transportation to and from most major airports.

ACQUISITION STRATEGY

     The Company believes that there are many attractive acquisition candidates in the motorcoach and passenger ground transportation services industry because of the highly fragmented nature of the industry, industry participants' need for capital and their owners' desire for liquidity. The Company will continue to pursue an aggressive acquisition program to consolidate and enhance its position in its current markets and to acquire operations in new markets.

     The Company believes that it can continue to successfully implement its acquisition program due to: (i) its strategy for creating a national company, which should enhance an acquired company's ability to compete in its local and regional market through an expansion of offered services, improved equipment utilization and lower operating costs; (ii) the additional capital available for new equipment; (iii) the potential for increased profitability as a result of the Company's centralization of certain administrative functions, greater purchasing power and economies of scale; (iv) its financial strength and visibility as a public company; and (v) its decentralized management strategy, which should, in most cases, enable an acquired company's management to remain involved in the operation of the company.

SERVICES PROVIDED

     The type and level of services provided by the Company vary by market served. The Company provides motorcoach and high occupancy vehicle (i.e. shuttles, vans and minibuses) services on both a contracted and per seat basis. The Company's taxicab and executive sedan service revenues are derived primarily from services provided to independent contractors that own or lease and operate vehicles under one of the Company's trade names.

  MOTORCOACH SERVICES

     The Company's motorcoaches are either owned by the Company or leased under long-term leases, pursuant to which the Company is responsible for all maintenance, insurance and upkeep. Certain transit privatization contracts provide equipment and insurance to the Company.

  RECREATION AND EXCURSION

     CHARTER AND TOUR. The Company offers both daily and long-term charter and tour arrangements (as long as 30 days) with various levels of luxury and price. The Company has arrangements with tour agencies to provide various levels of service and equipment for agent-sponsored and organized tours. In some instances, the Company organizes its own tours and markets them on a per passenger basis.

     SIGHTSEEING. Per seat sightseeing services are provided on a scheduled basis at an advertised or published price. The Company uses a network of hotel lobby ticket counters, hotel concierges and travel agents to sell the Company's sightseeing tours.

     AIRPORT SERVICE. The Company picks up passengers at airports in various cities and transports them to and from their hotel, casino, cruise ship or convention site, using motorcoaches and other high occupancy vehicles. Taxicab and executive sedan service operations are an integral part of the passenger ground transportation services to and from the airports as well.

     SPECIALIZED DESTINATION ROUTE. The Company provides specialized destination route services, including daily scheduled service to casinos in Connecticut, Illinois, New Jersey, Louisiana, Mississippi, Nevada and Colorado. Tickets are sold through agents and at specified locations.

  COMMUTER AND TRANSIT SERVICES

     COMMUTER SERVICES. In most of its commuter services, the Company has fixed routes serviced on a daily basis. Most of these routes are owned (as a result of having received Federal or state regular route authority) by the individual operating subsidiaries. Many of the Company's motorcoaches that are dedicated to commuter service are owned by a state or municipal transit authority and provided to the Company at nominal rent or given by such authority to the Company to service a particular route. Contracts with transit authorities for this service typically have one to three year terms and are periodically reviewed for rate and fare increases.

     PRIVATIZATION TRANSIT CONTRACTS. In privatization transit contracts, the Company has a contract with a transit authority for fixed routes on a daily basis, with the schedule established by the transit authority. The Company operates dedicated equipment owned by the Company or by the transit authority. Contracts for this service range from three to five years and are periodically reviewed for rate increases.

     OUTSOURCING CONTRACTS. The Company has agreements with various corporations, institutions and government entities to provide motorcoaches, drivers and equipment for their employees and customers. The Company contracts with the customer to provide the schedule of service required by the customer.

     PARATRANSIT SERVICES. The Company has contracts with agencies of various counties that are responsible for coordinating the non-emergency transportation of medical aid patients. These contracts are generally on a multi-year basis and require the Company to meet certain performance standards. Taxicab and executive sedan service operations are an integral part of paratransit services as well.

  TAXICAB SERVICES

     Most of the Company's taxicabs and executive sedans are owned by independent contractor drivers, with the remainder being owned by the Company and leased on a daily or weekly basis to independent contractor drivers. None of the taxicab drivers are employees of the Company. In addition to the daily or weekly fee paid by the drivers to the Company for dispatching and other support services, the Company derives revenues through vehicle sales and financing services to drivers, maintenance, parts and labor provided to drivers' vehicles and vehicle mini-billboard advertising.

                                USE OF PROCEEDS

     The net proceeds to the Company from its sale of 2,000,000 shares of Common Stock in this offering are estimated to be approximately $89.4 million ($116.3 million if the Underwriters' over-allotment option is exercised in full) after deducting underwriting discounts and commissions and offering expenses (assuming an offering price of $47.00 per share). The Company intends to use substantially all of these net proceeds to reduce amounts outstanding under the Credit Facility. After giving effect to the reduction in amounts outstanding under the Credit Facility, the Company expects to have approximately $213.0 million of available borrowing capacity. Indebtedness under the Credit Facility, which matures in August 1999, had a weighted average interest rate of 6.93% per annum as of March 31, 1998.

     The Company will not receive any of the proceeds from sale of Common Stock offered by the Selling Stockholders.

                                 CAPITALIZATION

     The following table sets forth the current maturities of long-term obligations and the total capitalization of the Company at December 31, 1997 and as adjusted to give effect to the sale by the Company of the 2,000,000 shares of Common Stock offered by it hereby and application of the net proceeds therefrom (assuming an offering price of $47.00 per share), after deducting underwriting discounts and commissions and estimated offering expenses.

                                         ACTUAL      AS ADJUSTED(1)
                                       -----------   --------------
Current maturities of long-term
  obligations........................  $    12,012      $ 12,012
                                       ===========   ==============
Long-term obligations:
     Credit Facility.................  $   109,723      $ 19,519
     Capital lease obligations and
        other
        senior indebtedness..........       49,029        49,029
     9 3/8% Senior Subordinated
        Notes, due 2007..............      150,000       150,000
     Convertible Subordinated
        Notes(2).....................       52,300        31,135
                                       -----------   --------------
           Total long-term
             obligations.............      361,052       249,683
Stockholders' equity:
     Preferred Stock: $0.01 par
        value, 500,000 shares
        authorized; 1 share
        outstanding, actual and as
        adjusted.....................      --            --
     Common Stock: $0.01 par value,
        100,000,000 shares
        authorized; 21,817,918 shares
        outstanding, actual and
        24,490,259 shares
        outstanding, as adjusted.....          218           245
     Additional paid-in capital......      121,534       232,876
     Cumulative translation
        adjustment...................         (479)         (479)
     Retained earnings...............       39,282        39,282
                                       -----------   --------------
           Total stockholders'
             equity..................      160,555       271,924
                                       -----------   --------------
           Total capitalization......  $   521,607      $521,607
                                       ===========   ==============

------------

(1) Adjusted to reflect the issuance and sale of 2,000,000 shares of Common Stock offered by the Company (at an assumed offering price of $47.00 per share) and the application of the estimated net proceeds as described in "Use of Proceeds," and the issuance of 60,000 shares of Common Stock for $840,000 attributed to the exercise of options in connection with this offering.

(2) In connection with this offering, approximately $21.2 million of these notes will be converted into 612,341 shares of Common Stock, all of which will be sold in this offering.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock was traded on the Nasdaq National Market from May 14, 1996, the date of the Initial Public Offering, until May 7, 1997. Since May 8, 1997, the Common Stock has traded on the NYSE. The following table sets forth the high and low last sale prices for the Common Stock as reported by Nasdaq for the period from May 14, 1996 through May 7, 1997 and by the NYSE for the period from May 8, 1997 through April 20, 1998.

                                        HIGH      LOW
                                        ----   ---------
1996
     Second quarter (from May 14)....   $22 3/4   $ 17  5/8
     Third quarter...................    27 1/2     18
     Fourth Quarter..................    32         25
1997
     First quarter...................    34 1/4     28
     Second quarter..................    30 1/4     25  1/4
     Third quarter...................    30 5/16    24 15/16
     Fourth quarter..................    35         27
1998
     First quarter...................    46 7/16    28 15/16
     Second quarter (through April
        20, 1998)....................    47         43  7/8

     At March 31, 1998, there were approximately 219 stockholders of record of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company intends to retain all of its earnings, if any, to finance the expansion of its business and for general corporate purposes, including future acquisitions, and does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. In addition, the Company's Credit Facility and the Company's 9 3/8% Senior Subordinated Notes, due 2007 include, and any additional lines of credit established in the future may include, restrictions on the ability of the Company to pay dividends without the consent of the lender.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of April 8, 1998 regarding the beneficial ownership of the Common Stock of the Company by (i) each person known to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the Company's five most highly compensated executive officers; (iv) all executive officers and directors as a group; and (v) each of the Selling Stockholders. All persons listed have an address in care of the Company's principal executive offices and have sole voting and investment power with respect to their shares unless otherwise indicated.

                                         SHARES BENEFICIALLY                            SHARES BENEFICIALLY
                                             OWNED BEFORE                                   OWNED AFTER
                                               OFFERING               NUMBER OF               OFFERING
                                       ------------------------         SHARES         ----------------------
             STOCKHOLDER                  NUMBER       PERCENT      BEING OFFERED       NUMBER       PERCENT
-------------------------------------  ------------    --------     --------------     ---------     --------
Richard H. Kristinik(1)..............       280,100       1.3%           60,000          220,100       *
John Mercadante, Jr.(2)..............       392,425       1.8           117,718          274,707        1.1%
Douglas M. Cerny(3)..................       129,000      *               35,000           94,000       *
Frank P. Gallagher(4)................       199,810      *               62,550          137,260       *
Lawrence K. King(3)..................       154,000      *               38,500          115,500       *
Gerald Mercadante(5).................       884,000       4.0           265,200          618,800        2.5
Charles D. Busskohl(6)...............       363,141       1.6           153,054          210,087       *
Steven S. Harter(7)..................       353,095       1.6            33,714          319,381        1.3
William J. Lynch(8)..................        40,468      *              --                40,468       *
Paul M. Verrochi(9)..................        55,000      *              --                55,000       *
T. Rowe Price Associates, Inc.(10)...     1,398,800       6.3           --             1,398,800        5.6
George Kamins........................       627,226       2.8           377,226          250,000        1.0
Joseph Chernow.......................        64,787      *               34,787           30,000       *
Fred Kaiser(11)......................       123,610      *              123,610           --           *
Suzan Kaiser(11).....................        76,923      *               76,923           --           *
Scott Keller(11).....................       195,759      *              195,759           --           *
Jesse P. Gaddis(11)..................       102,128      *              102,128           --           *
Capitani-Gerace Group(11)(12)........       172,873      *               86,437           86,436       *
Schmidt Group(11)(13)................        54,969      *               27,484           27,485       *
Lisa Gallagher.......................        13,039      *                6,519            6,520       *
Alice Gallagher......................       116,010      *               50,000           66,010       *
John Gallagher.......................       116,010      *               50,000           66,010       *
Brian R. Worthen.....................         9,791      *                5,791            4,000       *
Greg Worthen.........................         9,791      *                1,600            8,191       *
H. Wayne and Sandra Worthen..........        65,768      *               25,000           40,768       *
Martin Zilber........................        51,095      *               35,000           16,095       *
Sigmund Zilber Trusts................        39,897      *               36,000            3,897       *
All executive officers and directors
  as a group (10 persons)............     2,851,039      12.9%          765,917        2,085,122        8.4%

------------

  *  Less than 1%

 (1) These shares are held by the Kristinik Family Partnership, of which Mr. Kristinik is a general partner. Includes 80,000 shares which may be acquired upon the exercise of options exercisable within 60 days of this offering. Mr. Kristinik has been Chairman of the Board of Directors and Chief Executive Officer of the Company since March 1996.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

 (2) Includes 137,774 shares held by Mr. Mercadante's spouse, as to which shares Mr. Mercadante disclaims beneficial ownership. Includes 20,000 shares which may be acquired upon the exercise of options exercisable within 60 days of this offering. Mr. Mercadante has been a director of the Company since May 1996. Mr. Mercadante served as President and Chief Operating Officer of the Company from May 1996 to December 5, 1997. Since December 5, 1997, Mr. Mercadante has served as President of the Company.

 (3) Includes 40,000 shares which may be acquired upon the exercise of options exercisable within 60 days of this offering. Mr. Cerny served as Senior Vice President, General Counsel and Secretary of the Company from January 1996 to December 5, 1997. Since December 5, 1997, Mr. Cerny has served as Senior Vice President -- Corporate Development, General Counsel and Secretary of the Company. Mr. King has served as Senior Vice President, Chief Financial Officer and a director of the Company since December 1995.

 (4) Includes 83,385 shares held by Mr. Gallagher's spouse, as to which shares Mr. Gallagher disclaims beneficial ownership, of which 28,015 are being offered hereby, and 13,039 shares held in a trust for the benefit of Mr. Gallagher's daughter for which Mr. Gallagher is a trustee, of which 6,519 are being offered hereby. Includes 20,000 shares which may be acquired upon the exercise of options exercisable within 60 days of this offering. Mr. Gallagher became a director of the Company in May 1996. Mr. Gallagher served as the Senior Vice President-Corporate Development of the Company from May 1996 to December 5, 1997. Since December 5, 1997, Mr. Gallagher has served as Executive Vice President and Chief Operating Officer of the Company.

 (5) Includes 134,243 shares held by Mr. Mercadante's spouse as to which shares Mr. Mercadante disclaims beneficial ownership, of which 40,273 are being offered hereby. Mr. Mercadante became a director in, and has served as Senior Vice President-Northeast Region since May 1996.

 (6) These shares are held by two family trusts for which Mr. Busskohl is a trustee. Mr. Busskohl became a director in May 1996.

 (7) 304,381 of these shares are held by Harter Investment Partners, Ltd., of which Mr. Harter is a general partner. Includes 15,000 shares which may be issued upon exercise of options and 33,714 shares held by the Victoria Harter and Phyllis Spisak Educational Trust, of which Mr. Harter's minor children are beneficiaries, as to which shares Mr. Harter disclaims beneficial ownership. All shares held by such trust are being offered hereby. Mr. Harter has been a Director of the Company since September 1995.

 (8) Includes 15,000 shares which may be acquired upon exercise of options.

 (9) Includes 15,000 shares which may be acquired upon exercise of options and 40,000 shares which may be acquired upon exercise of warrants. Mr. Verrochi became a director in May 1996.

(10) The address of T. Rowe Price Associates, Inc. ("Price Associates") is P.
     O. Box 17218, Baltimore, Maryland 21203. These securities are owned by various individual and institutional investors which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(11) Consists of shares to be received upon conversion of Convertible Subordinated Notes.

(12) This group consists of members of two families that previously owned capital stock of a company acquired by Coach in February 1997.

(13) This group consists of members of a family that previously owned capital stock of a company acquired by Coach in February 1997.

     The Company will pay all costs and expenses incurred in connection with the registration under the Securities Act of the shares being offered by the Selling Stockholders, including all registration and filing fees, the NYSE listing fee, printing expenses and fees and disbursements of counsel and accountants for the Company. The Selling Stockholders will pay underwriting discounts and commissions applicable to the shares being sold by them.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholders the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                                        NUMBER OF
                NAME                      SHARES
-------------------------------------   ----------
BT Alex. Brown Incorporated..........
Donaldson, Lufkin & Jenrette
  Securities Corporation.............
NationsBanc Montgomery Securities
  LLC................................
                                        ----------
     Total...........................    4,000,000
                                        ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby, if any of such shares are purchased.

     The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession not in excess of $     per
share. The Underwriters may allow, and such dealers may reallow, a concession
not to exceed $     per share to certain other dealers. After commencement of
this offering, the public offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 4,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 are being offered.

     The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Stockholders with respect to certain liabilities, including liabilities under the Securities Act.

     To facilitate this offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this offering, thereby creating a short position in the Underwriters' account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Underwriters also may reclaim selling concessions allowed to an Underwriter or dealer, if the Underwriters repurchase shares distributed by that Underwriter or dealer.

     The Company, its executive officers, directors and the Selling Stockholders, who hold in the aggregate approximately 2.4 million shares of Common Stock following completion of this offering, have agreed that until 180 days after the date of this Prospectus, they will not, without the prior written consent of BT Alex. Brown Incorporated, directly or indirectly offer, sell or otherwise dispose of any shares of Common Stock, any shares of Common Stock issuable upon exercise of options, rights or warrants or any securities convertible into Common Stock of the Company, except that the Company may, without such consent, (i) grant options pursuant to the Company's existing employee stock option plans, (ii) issue stock upon the exercise of outstanding options or warrants or upon the conversion of outstanding convertible securities and (iii) issue Common Stock as consideration for acquisitions.

     NationsBank of Texas, N.A. ("NationsBank"), an affiliate of NationsBanc Montgomery Securities LLC, acts as lead agent and lender under the Credit Facility, for which it has received customary fees and expenses and may receive customary fees and expenses for performing such services in the future. Substantially all of the net proceeds of this offering will be used to repay lenders under the Credit Facility, including NationsBank. Since the amount to be repaid to such lenders exceeds 10% of the net proceeds from the sale of the Common Stock offered hereby, this offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

     Certain legal matters relating to this offering will be passed upon for the Company by Douglas M. Cerny, General Counsel to the Company, and Andrews & Kurth, L.L.P., Houston, Texas, and for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

     Mr. Cerny owns 89,000 shares of Common Stock and holds options to purchase 125,000 shares of Common Stock, 40,000 of which are exercisable within 60 days of this offering.

                                    EXPERTS

     The audited financial statements of Coach USA, Inc. and subsidiaries incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. The audited financial statements of Kerrville Bus Company, Inc. incorporated in this Prospectus by reference have been audited by Burnside & Rishebarger PLLC, independent public accountants, as stated in their report incorporated by reference herein.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered by this Prospectus. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any agreement or other document are not necessarily complete, and in each instance reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected, without charge, at the public reference facilities maintained by the Commission in Washington, D.C. and copies of such material may be obtained from the Commission upon payment of the prescribed fees.

     The Company is subject to the informational requirements of the Exchange Act and the rules and regulations promulgated thereunder and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004, and at the following Regional Offices of the Commission: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. The Company's Common Stock is traded on the NYSE and, as a result, the Company also files reports, proxy statements and other information with the NYSE, and such reports, proxy statements and other information are available for inspection at the offices of the NYSE at 20 Broad Street, New York, New York 10005. The Registration Statement and other information filed by the Company with the Commission are also available at the web site of the Commission at http://www.sec.gov.

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents By
  Reference..........................      2
Special Note Regarding Forward
  Looking Statements.................      2
Prospectus Summary...................      3
Risk Factors.........................      7
Business.............................     12
Use of Proceeds......................     16
Capitalization.......................     17
Price Range of Common Stock..........     18
Dividend Policy......................     18
Principal and Selling Stockholders...     19
Underwriting.........................     21
Legal Matters........................     22
Experts..............................     22
Available Information................     22

                            ------------------------

                                4,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                                 BT ALEX. BROWN
                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES  CORPORATION
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                                           , 1998

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

     All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses payable by the Company in connection with this offering are as follows:

Securities and Exchange Commission
  registration fee...................  $    61,828
NASD fee.............................       21,459
NYSE listing fee.....................        9,100
Printing and engraving expenses......       50,000
Accounting fees and expenses.........       50,000
Legal fees and expenses..............      100,000
Miscellaneous........................      207,613
                                       -----------
     Total...........................      500,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's By-laws provide that the Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Article Seven of the Company's Certificate of Incorporation provides that the Company's directors will not be personally liable to the Company or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under
Section 174 of the General Corporation Law of the State of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions or (d) for transactions from which directors derive improper personal benefit.

ITEM 16.  LIST OF EXHIBITS.

           1.1       --   Form of Underwriting Agreement
           4.1       --   Form of certificate evidencing ownership of Common Stock of Coach USA (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-2704) of
                          the Company)
           5.1       --   Opinion of Douglas M. Cerny
          23.1       --   Consent of Arthur Andersen LLP
          23.2       --   Consent of Burnside & Rishebarger PLLC
          23.3       --   Consent of Douglas M. Cerny (contained in Exhibit 5.1)

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 20th day of April, 1998.

                                          COACH USA, INC.
                                          By: /s/  RICHARD H. KRISTINIK
                                                   RICHARD H. KRISTINIK
                                             CHAIRMAN OF THE BOARD AND CHIEF
                                                    EXECUTIVE OFFICER

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard H. Kristinik, Lawrence K. King and Douglas M. Cerny and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign, execute and file this registration statement under the Securities Act and any and all amendments (including, without limitation, post-effective amendments and any amendment or amendments or additional registration statements filed pursuant to Rule 462 under the Securities Act increasing the amount of securities for which registration is being sought) to this registration statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, to sign any and all applications, registration statements, notices or other documents necessary or advisable to comply with the applicable state security laws, and to file the same, together with other documents in connection therewith, with the appropriate state securities authorities, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON APRIL 20, 1998.

              SIGNATURE                              TITLE
--------------------------------------------------------------------------
       /s/RICHARD H. KRISTINIK       Chairman of the Board and Chief
        RICHARD H. KRISTINIK         Executive Officer (Principal
                                     Executive Officer)
         /s/LAWRENCE K. KING         Senior Vice President, Chief
          LAWRENCE K. KING           Financial Officer and Director
                                     (Principal Financial and Accounting
                                     Officer)
                                     Director
          STEVEN S. HARTER
       /s/JOHN MERCADANTE, JR.       President and Director
        JOHN MERCADANTE, JR.

                                     Executive Vice President, Chief
         FRANK P. GALLAGHER          Operating Officer and Director
        /s/GERALD MERCADANTE         Senior Vice President -- Northeast
          GERALD MERCADANTE          Region and Director
                                     Director
         CHARLES D. BUSSKOHL
         /s/WILLIAM J. LYNCH         Director
          WILLIAM J. LYNCH
         /s/PAUL M. VERROCHI         Director
          PAUL M. VERROCHI

                               INDEX TO EXHIBITS

                                                                                                                     SEQUENTIALLY
        EXHIBIT                                                                                                        NUMBERED
         NUMBER                                                  DESCRIPTION                                             PAGE
------------------------  ------------------------------------------------------------------------------------------ -------------
           1.1       --   Form of Underwriting Agreement

           4.1       --   Form of certificate evidencing ownership of Common Stock of Coach USA (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-2704) of
                          the Company)

           5.1       --   Opinion of Douglas M. Cerny

          23.1       --   Consent of Arthur Andersen LLP

          23.2       --   Consent of Burnside & Rishebarger PLLC

          23.3       --   Consent of Douglas M. Cerny (contained in Exhibit 5.1)